                                                                      Exhibit 99

                              CAUTIONARY STATEMENTS

We wish to inform investors of the following factors that in some cases have affected, and in the future could affect, our results of operations and that could cause future performance and results to differ materially from those expressed in any forward looking statements we make or that are made on our behalf. You can find many of these statements by looking for words such as may, estimate, project, believe, anticipate, intend, expect, plan and similar expressions, although some forward-looking statements are expressed differently. Disclosure of these factors is intended to permit us to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Many of these factors have been discussed in our prior SEC filings. Although we have attempted to identify all material factors, you should be aware that other factors in the future may affect our performance and results.

Unfavorable economic events in our target markets could lead to lower sales of our products.

Sales of our products depend on the growth of the cellular fixed wireless telecommunications industry in general and increased demand for cellular fixed wireless products worldwide, particularly in developing countries. Based upon observed trends, the Company believes that the market for cellular fixed wireless terminals and cellular desktop phones (collectively FWT) will experience substantial growth over the next five years. The Company has identified significant growth opportunities in Africa, Brazil, China, India, Mexico and the USA. Each of these markets will develop at a different pace, and the sales cycle for these regions are likely to be several months or quarters.

In addition, unfavorable general economic conditions in any market will have a negative effect on sales in that market. Because economic conditions in one region often affect conditions globally, unfavorable general economic conditions in one market or region might result in damage to industry growth and demand in other markets as well. In connection with the present global economic slowdown and the recession in the USA, the Company's prospects for continued growth have been accordingly reduced in the near term. However, as economic conditions improve, the Company is well positioned with a wide range of products to capitalize on these market opportunities.

Our competitive position will be seriously damaged if we cannot protect intellectual property rights in our technology.

We believe that our success depends, in part, on our ability to obtain and enforce intellectual property protection for our technology. We believe that the U.S. patent for our intelligent interface technology is valid. However, it is possible that this patent, any of our other existing patents, or any patents that we may obtain in the future, will be challenged, invalidated or circumvented. If we lose or cannot enforce patent protection in the U.S. for our technology and products, our competitive position will be significantly harmed because it would be much easier for competitors to sell products similar to ours.

It also is possible that a competitor may independently develop and/or patent technologies that are substantially equivalent to or superior to our technology. If this happens, our patents will not provide protection and our competitive position will be significantly harmed.

We believe that our intelligent interface technology can be adapted for use with new wireless services, such as telemetry. However, we cannot be sure that any new services will fall within the boundaries of the patent we hold. If we expand our product line or develop new uses for our products, these uses may be outside the protection provided by our current patents and other intellectual property rights. In addition, if we develop new products or enhancements to existing products we cannot assure you that we will be able to obtain patents to protect them. Even if we do get patents for new products, these patents may not provide meaningful protection.

In some countries outside of the U.S., such as Brazil and many African nations, patent protection is not available. Moreover, some countries that do allow registration of patents do not provide meaningful redress for violations of patents. As a result, protecting intellectual property in these countries is difficult. In addition, neither we nor any of our competitors in the past obtained patent protection for our core intelligent interface technology in many countries, including the principal countries of Western Europe, and we and our competitors are now legally barred from obtaining patents in these countries.

In countries where we do not have patent protection or where patents provide little, if any, protection, we have to rely on other factors to differentiate our products from our competitors' products. These factors include:

     .    the features and functions of our products;

     .    our reputation and experience in the industry;

     .    the quality of our products; and

     . the desirability of products that meet the same specifications as those in the U.S. and in other countries where we do have patent protection.

Although we believe our products are superior to those of competitors, it is easier for competitors to sell products similar to ours in countries where we do not have meaningful patent protection. This could result in a loss of potential sales.

Recently, we have seen an increase in the number of competitors using Docking Station Products. A docking station is an accessory product that enables a user with a cellular phone to easily connect it to phone(s), a fax machine or a computer modem, and therefore, simulate the functionality of our PHONECELL(R) products. Docking Station Products have a competitive advantage from a pricing standpoint because the user already owns a cellular phone.

The intense competition in the cellular fixed wireless telecommunications industry could prevent us from achieving or sustaining profitability.

The market for cellular fixed wireless products is extremely competitive, and we may not be able to successfully compete with other companies already in the market and new companies that enter the market. The major national and international companies in this market are:

     .    Ericsson;

     .    Nokia; and

     .    LG.

Many of these competitors have greater resources than us in many areas critical to succeeding in the industry, including:

     .    financial resources;

     .    manufacturing capabilities;

     .    name recognition;

     .    research and development capabilities;

     .    technical expertise;

     .    sales and marketing staffs; and

     .    distribution channels.

Because of these advantages our competitors may succeed in developing products that are more effective, desirable and/or cheaper than ours or that render our products and technology obsolete. They also may have better and more efficient marketing and distribution structures than we do.

In addition, we have granted non-exclusive, royalty bearing licenses to Motorola and Ericsson, which permits these companies to produce and sell products using our technology that compete with ours. Because these companies have greater resources than we do, they may be able to sell similar products more effectively and cheaper than we can.

Our success depends on the growth and availability of wireless telecommunications services in the markets we target.

Currently, some of our largest potential markets are developing countries where the demand for basic telephone service has started to grow significantly only in recent years, such as Africa, Brazil, China, India and Mexico. In these countries, the relatively low cost of developing and constructing wireless communications infrastructure as compared to traditional wireline infrastructure may make wireless an attractive alternative to wireline. Our success depends to a large extent on the continued growth and increased availability of cellular and other wireless telecommunications services in these countries and the availability of such services at competitive prices.

However, these countries may decline to construct wireless systems, or construction may be delayed, for a variety of reasons, including government regulation, general economic factors, the availability of funding and other competitive factors. These factors may also limit or delay purchases of equipment used to provide telephone services, such as our products. If system construction and equipment purchases in these countries are not made or are delayed, the demand for our products in these countries will be limited or delayed. Similarly, if the cost of using wireless telecommunications services in these countries is not cost effective, the demand for our products may be limited.

While wireless telecommunication systems in the U.S. are more developed than in many other markets that we target, continued expansion of wireless infrastructure and demand for cellular fixed wireless products in the U.S. is also important for the growth of our business. As is the case with conditions in other target markets, there is no guarantee that wireless telecommunications systems will continue to develop.

Delaware law and our charter documents may inhibit a potential takeover bid that would be beneficial to common stockholders.

Delaware law and our certificate of incorporation may inhibit potential acquisition bids for Telular common stock at a price greater than the market price of the common stock. We are subject to the antitakeover provisions of the Delaware General Corporation Law, which could delay, deter or prevent a change of control of Telular or make this type of transaction more difficult. In addition, our board of directors does not need the approval of common stockholders to issue shares of preferred stock having rights that could significantly weaken the voting power of the common stockholders and, as a result, make a change of control more difficult.

We may not be able to obtain the funding we need to operate our business.

Our ability to continue operations depends on having adequate funds to cover our expenses. Our current operating plan provides for significant expenditures for research and development of new products, development of new markets for our products, and marketing programs for our products. At September 30, 2001, we had $36.4 million in cash and cash equivalents and a working capital surplus of $41.8 million. In addition, we had $3.0 million of restricted cash which represents the proceeds under a $5 million credit facility with Wells Fargo Bank ("Wells") entered into on January 7, 2000. Based on our current operating plan, we believe that our existing capital resources, including the Wells credit facility, revenues from sales and royalty income from licensees, will allow us to maintain our current and planned operations.

However, we caution you that our cash requirements may vary and are difficult to predict. We target markets in developing countries for product sales, and the nature of these markets makes it difficult to predict revenues. Events that we cannot anticipate, economic and political factors, and our customer's ability to execute their plans, may result in order cancellations which may increase our capital needs. Also, it is difficult to predict the amount royalty income we will receive from our licensees. Thus, our actual cash requirements may be greater than we currently anticipate.

Accordingly, we may not have adequate funds to cover our expenses. If this were the case, we would need to find other financing sources to provide the necessary funds, such as public or private sales of our equity or debt securities. We cannot assure you that if we needed additional funds we would be able to obtain them or obtain them on terms we find acceptable. If we could not obtain the necessary financing we would be forced to cut back operations, which might include the scaling back or elimination of research and development programs.

Our revenues may increase or decrease significantly due to our reliance on a limited number of customers for most of our product sales.

During fiscal year 2001, our revenues have substantially increased due to an agreement to manufacture and sell $67.5 million of wireless products to Radiomovil DIPSA, S.A. de C.V. ("Telcel") Shipments under the agreement with Telcel were completed during the fourth quarter of fiscal year 2001. The Company is actively pursuing a renewal of this agreement, the outcome and timing of which will have a significant impact on the Company's future revenues and profitability.

The absence of continuation agreements with this customer or failure to replace this business in the future could cause revenues to decrease significantly.

Our operating results may fluctuate greatly from quarter to quarter, which may cause the price of our common stock to be volatile.

Our quarterly operating results may fluctuate greatly due to numerous factors, including:

     . our reliance on large volume orders from only a few customers for most of our product sales, so we may experience volatility when those orders are filled if we do not then have other orders;

     .     variations in our distribution channels;

     .     the mix of products we sell;

     .     general economic conditions in our target markets;

     . the timing of final product approvals from any major distributor or end user;

     .     the timing of orders from and shipments to major customers;

     .     the timing of new product introductions by us or our competitors;

     .     changes in the pricing policies of our suppliers;

     . the availability and cost to us of the key components for our products;

     .     the timing of personnel hirings; and

     . market acceptance of our new products or enhanced versions of our existing products.

These quarterly fluctuations may cause volatility in the price of our common stock, as described in the following paragraph.

Our common stock price has been extremely volatile, and extreme price fluctuations could negatively affect your investment.

The market price of our common stock has been extremely volatile. Since January 1, 2000, the price of our common stock has ranged from a high of $32.00 to a low of $3.25 per share.

Publicized events and announcements may have a significant impact on the market price of our common stock. For example, the occurrence of any of the following events could have the effect of temporarily or permanently driving down the price of our common stock:

     .     shortfalls in our revenue or net income;

     . the results of trials or the introduction of new products by us or our competitors;

     . market conditions in the telecommunications, technology and emerging growth sectors; and

     .     rumors related to us or our competitors.

In addition, the stock market from time to time experiences extreme price and volume fluctuations which particularly affect the market prices for emerging growth and technology companies, like Telular, and which often are unrelated to the operating performance of the affected companies. These broad fluctuations may negatively affect your ability to sell your shares at a price equal to or greater than the price you paid for them. In addition, a decrease in the price of our common stock could cause it to be delisted from the Nasdaq National Market.

Sales of common stock issuable on the exercise of outstanding and contemplated options and warrants may depress the price of the common stock.

As of September 30, 2001, there were options granted to employees and directors to purchase approximately 1,207,566 shares of the Company's common stock. However, options to purchase only 508,874 of these shares were exercisable at that time. The exercise prices for the exercisable options ranges from $1.44 to $39.00 per share, with a weighted average exercise price of $10.47. Options to purchase the remaining 698,692 shares will become exercisable over the next three years. The exercise prices for the options that are not yet exercisable have a weighted average exercise price of $11.29.

In connection with the credit facility with Wells, we issued to Wells warrants to purchase 50,000 shares of common stock at an exercise price of $16.29 per share. In connection with the private placement of 444,444 shares of common stock on March 3, 2000, we issued warrants to purchase 358,407 additional shares at exercise prices which range from $12.27 to $31.56 per share, an option to purchase 177,746 additional shares at an exercise price of $28.13 per share, and the right to receive additional warrants to purchase 50,000 additional shares at an exercise price of $31.56 per share. In the future we may issue additional shares of common stock, convertible securities, options and warrants.

The issuance of shares common stock issuable upon the exercise of options or warrants could cause substantial dilution to holders of common stock. It also could negatively affect the terms on which we could obtain equity financing.

Technology changes rapidly in our industry and our future success will depend on our ability to keep pace with these changes and meet the needs of our customers.

The telecommunications equipment industry is characterized by rapid technological advances, evolving industry standards, changing customer needs and frequent new product introductions and enhancements. The cellular fixed wireless telecommunications industry also is experiencing significant technological change, such as the transformation of cellular systems from analog to digital. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products and technology obsolete and unmarketable.

To succeed, we must timely develop and market new products and enhancements to existing products that keep pace with advancing technological developments and industry standards and that address the needs of customers. We may not be successful in developing and marketing new products and enhancements or we may experience difficulties that prevent development of products and enhancements in a timely manner. In addition, our products may fail to meet the needs of the marketplace or achieve market acceptance. Any of these circumstances would seriously harm our results and financial condition.

We must devote substantial resources to research and development to remain competitive and we may not have the resources to do so.

For us to be competitive, we must continue to dedicate substantial resources to research and development of new products and enhancements of current and future products as described in the preceding paragraph. We cannot assure you that we will have sufficient resources to fund the necessary research and development or that our research and development efforts will be successful.

We may face litigation that could significantly damage our business and financial condition.

In the telecommunications equipment and other high technology industries, litigation increasingly has been used as a competitive tactic by both established companies seeking to protect their position in the market and by emerging companies attempting to gain access to the market. In this type of litigation, complaints may be filed on various grounds, such as:

     .     antitrust;

     .     breach of contract;

     .     trade secret;

     .     copyright or patent infringement;

     .     patent or copyright invalidity; and

     .     unfair business practices.

If we have to defend ourselves against one or more of these claims, whether or not they have any merit, we are likely to incur substantial expense and management's attention will be diverted from operations. This type of litigation also may cause confusion in the market and make our licensees and distributors reluctant to commit resources to our products. Any of these effects could have a significant negative impact on our business and financial condition.

Although our patents have been successfully defended in courts in the USA and New Zealand, rulings in such cases may not apply to new Docking Station Products. Two manufacturers in the USA are currently challenging the validity and applicability of our patents in federal court.

In the event that any of our patents or other intellectual property rights were deemed invalid or were determined not to prohibit competing technologies as a result of litigation, our competitive position would be significantly harmed. See "Our competitive position will be seriously damaged if we cannot protect intellectual property rights in our technology."

In order to succeed we must develop markets for our products and we may be unable to do so.

Our ability to achieve profitability depends on our ability to develop both domestic and international markets for our products and on the acceptance of our products by these markets. We cannot assure you that we will be able to develop adequate markets or generate enough sales to achieve and sustain profitability.

Certain former holders of our 5% Series A Convertible Preferred Stock believe that we did not issue them enough common stock on conversion of their preferred stock.

Under the terms of our 5% Series A Convertible Preferred Stock, on October 18, 1999, all of the 11,350 outstanding shares of preferred stock automatically were converted into approximately 2.1 million shares of common stock at the minimum conversion price of $8.00 per common share specified in the terms. In Form SC-13G filings with the Securities and Exchange Commission in October and December 1999, certain of the previous holders noted that based upon their interpretation of Mandatory Conversion formula, the holders were entitled to an aggregate of approximately 4.2 million additional shares. We do not agree with this interpretation, we have notified these holders of our position. If we were required to issue these shares it would cause substantial dilution to our stockholders.

We rely on third parties to manufacture OEM products and others to manufacture components for our products.

We manufacture some of our products and product components in-house. We also use subcontractors to manufacture certain OEM products and product components, such as cellular transceivers and radio modules, and to assemble some of our products, such as cellular fixed wireless terminals. In the past, we experienced delays in receiving subcontracted components and assembled products which resulted in delays in our ability to deliver products. We may experience similar delays in the future.

Our inability to obtain sufficient quantities of raw materials and key components when required, or to develop alternative sources of supply if required in the future, could result in delays or reductions in product shipments and increased costs for affected parts. In addition, production capacity restraints at our subcontractors or in our own manufacturing facilities could prevent us from meeting production obligations.

Delays in product deliveries for any reason or our failure to deliver products could significantly harm customer relationships and result in the loss of potential sales. Delivery delays or failures also could subject to litigation. See "Risk Factors --We may face litigation that could significantly damage our business and financial condition."

We depend on Motorola to supply transceivers for some of our products.

We currently obtain some of the cellular transceivers we use in our products and products we sell from Motorola, which is one of our major competitors.

Motorola has agreed to make transceivers available to us based on any transmission technology that Motorola's Cellular Subscriber Group offers, when, as and if these products are offered to the public. Motorola has a right of first refusal to supply all of our transceiver needs on the same terms as we could get from a competitor of Motorola, provided that Motorola manufactures a product comparable to the competitor's and our customer does not specifically request another manufacturer's transceiver. If we are unable to get sufficient quantities of Motorola transceivers, we might have to redesign our products. This could increase our costs and cause shipments delays.

Quality control problems could harm our sales.

We believe that our products currently meet high standards of quality. We have instituted quality-monitoring procedures and we are ISO-9001 compliant. All of our major subcontractors also have quality control procedures in place and are ISO-9001 compliant. However, we and/or our subcontractors may experience quality control problems in the future. If this occurs, the quality of our products could suffer, which could significantly harm product sales.

We operate in developing markets, which may subject us to volatile conditions not present in the U.S.

Developing countries are some of our largest potential markets. As we expand our operations in these countries, our business and performance could be negatively affected by a variety of factors and conditions that businesses operating in the U.S. generally do not have to contend with, such as:

     . foreign currency exchange fluctuations and instability of foreign currencies;

      . political or economic instability and volatility in particular countries or regions;

      .     limited protection for intellectual property;

      .     difficulties in staffing and managing international operations; and

      .     difficulties in collecting accounts receivable.

To date, our sales have not been negatively affected by currency fluctuations. We currently require either prepayment, letters of credit or qualification for export credit insurance underwritten by the U.S. Export-Import Bank or other third party insurers on a substantial portion of our international orders. We also try to conduct all of our international transactions in U.S. dollars to minimize the effects of currency fluctuations. However, as our international operations grow, foreign exchange fluctuations and foreign currency inflation may pose greater risks for us and we may be required to develop and implement additional strategies to mange these risks. If we are not successful in managing these risks our business and financial condition could be seriously harmed.